Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 13 DATED SEPTEMBER 15, 2011
TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 7 dated April 25, 2011, supplement no. 8 dated April 25, 2011, supplement no. 9 dated May 10, 2011, supplement no. 10 dated June 24, 2011, supplement no. 11 dated July 21, 2011 and supplement no. 12 dated August 12, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the entry into an agreement to purchase an office building containing 173,962 rentable square feet in Austin, Texas.
Probable Real Estate Investment
Domain Gateway
On September 14, 2011, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a five-story office building containing 173,962 rentable square feet located on approximately 4.3-acres of land in Austin, Texas (“Domain Gateway”). The seller is not affiliated with us or our advisor. The purchase price of Domain Gateway is approximately $48.0 million plus closing costs. We intend to fund the purchase of Domain Gateway with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase Domain Gateway only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. We have made a total deposit of $3.0 million, and in some circumstances, if we fail to complete the acquisition, we may forfeit up to $3.0 million of earnest money.
Built in 2009, Domain Gateway is currently 100% leased to OneWest Bank, FSB ("OneWest Bank"). OneWest Bank is a federal savings bank, with approximately 78 retail banking branches throughout Southern California. Domain Gateway serves as a call center, training facility and site of executive offices.
The OneWest Bank lease expires on August 31, 2019. OneWest Bank has two five-year extension options. The tenant also has a one-time option to terminate one full floor as of September 1, 2016 and a second one-time option to terminate one full floor as of September 1, 2017, with each option subject to a termination fee.
The current annualized base rent for OneWest Bank, which represents annualized contractual base rental income as of September 1, 2011, adjusted to straight-line any contractual rent increases or decreases from the OneWest Bank lease's inception through the balance of the term, is approximately $3.7 million and the current remaining lease term for the tenant is approximately 8.0 years. The current average rental rate over the remaining lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $21.31 per square foot.
Domain Gateway was completed and commenced rental operations in 2009.  Since September 2009, Domain Gateway has been 100% occupied by OneWest Bank.  As of December 31, 2009, the rent related to the OneWest Bank lease was fully abated.  As of December 31, 2010, the annual rental rate was $14.00 per square foot.
We believe that Domain Gateway is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Domain Gateway, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Domain Gateway, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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